                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of 2 March, 2009

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB]  Part 1

KEY INFORMATION - AIB GROUP ANNUAL RESULTS 2008

Profitability (1)

Operating profit before provisions of €  2,711 million, up 18%

Profit for the period  €  885 million

AIB Bank ROI loss of  €  52 million in 2008; operating profit(2)  in line with 2007

Capital Markets profit up 13%; operating profit(2)   up 52%

AIB Bank UK profit down 61%; operating profit(2)  in line with 2007

Poland profit down 9%; operating profit(2)  up 25%

M&T US$ contribution down 17%

Efficiency

Income/cost growth rate gap +11%

Cost income ratio down 5.3% from 51.8% to 46.5%

Asset quality

Impaired loans at 2.3% of customer loans

Criticised loans at 11.7% of customer loans

Provision charge at 1.37% of average loans

IBNR provisions: 0.73% of average loans

Earnings per share
Basic earnings per share less profit on disposal of businesses (3) less profit on disposal/development of property (4) adjust for hedge volatility (5)	EUR EUR EUR EUR	82.9c (12.0c) (1.4c) (3.0c)
Adjusted basic earnings per share	EUR	66.5c down 68% (6)

Balance sheet funding

Customer funding 54% of our balance sheet requirement, up from 48% at 31 December 2007

Loan deposit ratio at 140%, down from 157% at 31 December 2007

		Proforma (7)
Capital ratios	31/12/08	31/12/08
Core tier 1 ratio	5.8%	8.4%
Tier 1 ratio	7.4%	10.0%
Total capital ratio	10.5%	13.1%

(1)  The percentage changes compared with 2007 are on an underlying basis excluding the impact of exchange rate movements on the translation of foreign locations' profit, the impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) and profit on disposal of AIB's merchant acquiring businesses.

(2)  Operating profit before provisions.

(3)  Profit on disposal of 50.1% of AIB's merchant acquiring businesses  (€  106 million after taxation). Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

(4)  Construction contract income  (€   11 million after taxation) and sale of 2 branches in the Republic of Ireland (€  1 million after taxation).

(5)  The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) was an increase of  €   27 million to profit before taxation in the year to December 2008 (€  26 million after taxation).

(6)  A 68% decrease compared with EUR 205.9c for the year to December 2007 (see note 15).

(7)  Includes the €   3.5 billion of core tier 1 capital from the Irish Government as announced on 11 February 2009, subject to shareholder, regulatory and EU state aid approval.

Allied Irish Banks, p.l.c.

Dividend

No final dividend will be paid. The interim dividend, paid on 26 September 2008, was EUR 30.6c per share.

For further information please contact:

John O'Donnell	Alan Kelly	Catherine Burke
Group Finance Director	General Manager, Group Finance	Head of Group Corporate Relations
Bankcentre	Bankcentre	Bankcentre
Dublin	Dublin	Dublin
353-1-660-0311	353-1-660-0311	353-1-660-0311
Ext. 14412	Ext. 12162	Ext. 13894

This results announcement and a detailed informative presentation can be viewed on our internet site at www.aibgroup.com/investorrelations

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, among other statements, certain statements in the Management Report, with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in International Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the effects of continued volatility in credit markets, the effects of changes in valuation of credit market exposures, changes in valuation of issued notes, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

AIB cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Group Chief Executive's Statement

Introduction

2008 was a very challenging year for AIB. Market and economic conditions were unprecedented and it was a year in which shareholder value was significantly diminished. It is disappointing for me as Group Chief Executive to report on a decrease in AIB's share price of close to 90% in 2008.While good growth in operating profit before provisions was achieved, net profit for the period and earnings per share were down compared with 2007.The decrease in profitability and erosion of shareholder value while largely influenced by market and economic conditions, is not all down to factors outside our control. Decisions made under our sole control, particularly in relation to our exposure to the property and construction sectors, negatively impacted on our business. I regret some of the lending decisions we made. I believe our business remains resilient when set in the context of the pace and extent of the economic downturn in Ireland and abroad. In these difficult conditions, in which there has been a material increase in bad debts, I believe that the depth and diversity of the customer franchises built by our people will continue to stand us in good stead.

Overview

The volatility and uncertainty in world financial markets and the rapid deterioration in global economic conditions made 2008 a very challenging year for the banking industry generally. Many large financial institutions incurred substantial losses and there was the Lehman Brothers bankruptcy, followed by several banks failing or being rescued in the second half of 2008.The year witnessed significant government intervention and action in many countries, bank funding and liquidity issues, and rising recessionary conditions globally. Both the Irish and UK economies entered recession during 2008.

Against the backdrop of these global economic and market conditions, AIB reported operating profit before provisions of  €   2.7 billion, pre-tax profit of €  1 billion and adjusted earnings per share of EUR 66.5c, reflecting a resilient performance by the Group in 2008 in the prevailing environment.

There was a significant deterioration in asset quality, most notably in property portfolios, with the overall bad debt charge increasing to 137 basis points and criticised loans increasing to 11.7% of loans of which 2.3% were impaired. Loan growth was slower than previous periods at 8% with reduced customer demand and increased focus on maintaining a strong funding and liquidity position and reducing the loan to deposit ratio. Deposit growth at 22% was very strong and the loan to deposit ratio reduced from 157% at 31 December 2007 to 140% at 31 December 2008.

In this climate of slower revenue growth, swift action and aggressive management of our cost base yielded a 5% reduction in costs in 2008 generating a substantial income/cost growth rate gap of 11% and a reduction in the cost income ratio of 5.3% to a historic low of 46.5%.This positive income/cost growth position drove an 18% increase in operating profit to  s  2.7 billion demonstrating AIB's efficiency, operating flexibility and recurring customer revenues.

The operating environment continues to be extremely difficult, with deteriorating economic conditions clearly evident in the markets in which we operate. Significant uncertainty remains in markets generally, with the Irish economy in a very challenging phase. AIB's funding comprises broadly based resilient customer deposits and a well spread debt maturity profile. The  €   3.5 billion of core tier 1 capital from the Irish Government(1)   underpins our strong capital position and should result in a proforma core tier 1 ratio of 8.4%, a proforma tier 1 ratio of 10.0% and a proforma total capital ratio of 13.1%.This strong capital position will support our business in the current environment and is a good platform for the support of our business into the future.

Outlook

We expect the operating environment to remain extremely difficult through 2009 with deteriorating economic conditions in the markets in which we operate.

- The Irish economy, together with other economies in which we operate, has entered a very challenging phase with uncertainty as to the depth of the slowdown in the global economy, interest rate environments, currency exchange rates, unemployment and the direction of the property and housing market.

- A prolonged economic downturn and dislocation of global credit markets could further reduce the recoverability and value of the Group's assets and require an increase in the Group's level of provision for impairment losses.

- Markets worldwide are experiencing severe tightening in the availability and duration of unsecured liquidity and term funding.

If these conditions continue, AIB's access to traditional sources of liquidity will be further constrained.

In these conditions, AIB is relatively well positioned through its high quality geographically diverse franchises, strong productivity and flow through of endowment income. We expect our balance sheet to remain resilient even in a stressed environment and we will maintain an intense focus on risk management as bad debts rise. These factors will support AIB's business through this difficult cycle.

(1)  Announced on 11 February 2009, subject to shareholder, regulatory and EU state aid approval.

Management Report - Commentary on results

Earnings per share

The table below shows the basic earnings per share excluding profit on disposal of businesses(1) , profit on disposal/development of property(2)  and adjusting for interest rate hedge volatility(3) .

Earnings per share	Year 2008	Year 2007	% change 2008 v 2007
Basic earnings per share	82.9c	218.0c	-62
less profit on disposal of businesses (1)	(12.0c)	-	-
less profit on disposal/development of property (2)	(1.4c)	(12.1c)	-
adjust for interest rate hedge volatility (3)	(3.0c)	-	-
Adjusted basic earnings per share	66.5c	205.9c	-68

Rates of exchange

A significant proportion of the Group's earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. The average effective rates shown below include profits and losses on foreign exchange hedging activities. In the year to December 2008, the US dollar and sterling effective rates weakened relative to the euro by 11% and 9% respectively and Polish zloty strengthened relative to the euro by 7%, compared with the year to December 2007.The impact of the movement in the average exchange rates was a 4% adverse impact on adjusted earnings per share.

The following table shows the accounting rates and effective rates for both periods. The average effective rates include the impact of currency hedging activities.

Average		Average	Average	Average	Period end	Period end
accounting rates		accounting rates	effective rates	effective rates	rates	rates
2008		2007	2008	2007	2008	2007
US dollar	1.47	1.37	1.49	1.32	1.39	1.47
Sterling	0.80	0.69	0.75	0.68	0.95	0.73
Polish zloty	3.51	3.78	3.62	3.88	4.15	3.59

Since 31 December 2008, the US dollar and sterling have strengthened and the Polish zloty has weakened, demonstrating the scale of foreign exchange volatility.

(1)  Profit on disposal of 50.1% of AIB's merchant acquiring businesses (€  106 million after taxation).Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

(2)  Includes construction contract income (€   12 million before taxation,  €   11 million after taxation) and profit on sale of 2 branches in the Republic of Ireland (€   2 million profit before taxation,  €   1 million after taxation) in the year to December 2008. Includes construction contract income (€   55 million before taxation, €   48 million after taxation) and profit on sale of 22 branches in the Republic of Ireland  (€   64 million profit before taxation, €   58 million profit after taxation) in the year to December 2007.

(3)  The impact of interest rate hedge volatility (hedging ineffectiveness and derivative volatility) was an increase of  €  27 million to profit before taxation in the year to December 2008 (€   26 million after taxation).The impact in the year to December 2007 was negligible.

Management Report - Commentary on results

Basis of presentation

During the second half of 2008, the Central  &  Eastern Europe (CEE) division was formed bringing together the Group's interests in Poland, Bulgaria and the Baltic region. In Poland, AIB has a 70.5% share in Bank Zachodni WBK ('BZWBK'), together with its subsidiaries and associates. BZWBK Wholesale Treasury and Capital Markets' share of certain Investment Banking subsidiaries results are reported in Capital Markets division. On 1 February 2008 AIB acquired AmCredit, a mortgage business operating in the Baltic region. AIB acquired, on 29 August 2008, a 49.99% shareholding in Bulgarian American Credit Bank ('BACB'), an SME lender operating in Bulgaria.

In October 2008, the International Accounting Standards Board approved certain amendments to IAS 39.These amendments permitted the reclassification of financial assets from the trading book to available for sale (AFS) in certain circumstances. AIB applied the amendment and the majority of assets held in the trading portfolio were reclassified as available for sale.

Underlying percentage change:  The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding profit on disposal of businesses, profit on disposal/development of Bankcentre and branches as part of the sale and leaseback programme and excluding interest rate hedge volatility (hedging ineffectiveness and derivative volatility).

Operating profit before provisions +18%

	Year	Year	Underlying
	2008	2007	% change
Summary income statement	€ m	€ m	2008 v 2007
Net interest income	3,867	3,418	16
Other income	1,201	1,450	-19
Total operating income	5,068	4,868	6
Personnel expenses	1,412	1,615	-11
General and administrative expenses	775	761	3
Depreciation (1) / amortisation	170	145	17
Total operating expenses	2,357	2,521	-5
Operating profit before provisions	2,711	2,347	18
Provisions for impairment of loans and receivables	1,822	106	1,603
Provisions for liabilities and commitments	(2)	(8)	-76
Amounts written off financial investments available for sale	29	1	4,767
Total provisions	1,849	99	1,760
Operating profit	862	2,248	-62
Associated undertakings	37	128	-69
Profit on disposal of property	12	76	-17
Construction contract income	12	55	-
Profit on disposal of businesses	106	1	-
Profit before taxation	1,029	2,508	-62

	Year	Year	Underlying
	2008	2007	% change
Divisional profit/(loss) before taxation	€ m	€ m	2008 v 2007
AIB Bank Republic of Ireland	€(52)	1,094	-
Capital Markets	€585	532	13
AIB Bank UK	£152	310	-61
	€190	452
CEE	€174	269	-40(3)
Group	€132	161
AIB Group	€1,029	2,508	-62

(1) Depreciation of property, plant and equipment.

(2) Impairment and amortisation of intangible assets.

(3) Excluding new acquisitions (AmCredit and BACB), the reduction for Poland was 9%.

Management Report - Commentary on results

	Year	Year	Underlying
Divisional operating profit/(loss) before provisions	2008 € m	2007 ¤ € m	% change 2008 v 2007
AIB Bank Republic of Ireland	€1,181	1,179	-
Capital Markets	€766	515	52
AIB Bank UK	£323	322	-
	€405	470
CEE	€335	269	15 (1)
Group	€24	(86)
AIB Group	€2,711	2,347	18

(1)  Excluding new acquisitions (AmCredit and BACB), the increase for Poland was 25%.

  Management Report - Commentary on results

Net interest margin increased by 7 b.p.

Net interest income

Net interest income increased by 16% to  €  3,867 million in the year to December 2008. Loans to customers increased by 8% and customer accounts increased by 22% on a constant currency basis since 31 December 2007 (details of loan and deposit growth by division are contained on page 14).

	Year	Year	%
Average interest earning assets	2008 € m	2007 € m	change (1) 2008 v 2007
Average interest earning assets	174,412	159,570	9

(1)  This particular analysis is not adjusted for the impact of exchange rate movements.

	Year	Year	Basis
Net interest margin	2008%	2007%	point change
Group net interest margin	2.21	2.14	7

The domestic and foreign margins for the year to December 2008 are reported on page 47.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralised and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.21%, an increase of 7 basis points compared with the year to December 2007. The negative impact of higher funding costs was largely offset by a higher Treasury margin.

Higher funding costs reduced the net interest margin by 11 basis points.

The Treasury margin was higher principally arising from interest rate and liquidity management activities benefiting from lower US dollar interest rates compared with higher euro based lending rates. The net interest income benefit of borrowing in US dollars and converting to euro had approximately  €   150 million or an 8 basis point positive impact on the net interest margin which was offset by the cross currency swap cost which is reported in trading income on the other income line in the income statement.

In addition, Treasury's positioning in interest rate markets had an 8 basis point positive impact on the net interest margin. In total, the higher Treasury margin had a 16 basis point positive impact on the Group net interest margin.

Excluding higher funding costs, the interest income benefit of borrowing in US dollars and converting to euro and positive Treasury income from positioning in interest rate markets, the Group net interest margin was 2 basis points higher than 2007.

Management Report - Commentary on results

Investment banking and asset management fees down 34%

Trading income continues to be affected by global market dislocation

Other income

Other income was down 19% to  €   1,201 million compared with 2007.

	Year	Year	Underlying
	2008	2007	% change
Other income	€ m	€ m	2008 v 2007
Dividend income	27	31	-17
Banking fees and commissions	892	1,029	-12
Investment banking and asset management fees	291	424	-34
Fee and commission income	1,183	1,453	-19
Fee and commission expense	(142)	(197)	-29
Trading income	(104)	62	-
Currency hedging profits	4	12	-
Interest rate hedge volatility	27	-	-
Net trading income (1)	(73)	74	-
Other operating income	206	89	105
Total other income	1,201	1,450	-19

Other income decreased by 19% in the year to December 2008 or decreased by 8% excluding the cost of cross currency swaps used to manage liquidity (cost of approximately  €   150 million offset in net interest income - see previous page).The 8% decrease was mainly due to lower revenues from asset management and wealth management activities, the  €  28 million cost of the Irish Government guarantee, which commenced in October 2008 and the disposal of 50.1% of AIB's merchant acquiring businesses.

Dividend income of  €  27 million primarily reflects dividends from investments held by the Polish business.

Banking fees and commissions decreased by 12%, reflecting the disposal of 50.1% of AIB's merchant acquiring businesses.

Excluding the impact of the disposal, banking fees and commissions were down 1%.

Investment banking and asset management fees were down 34% in 2008.The decrease reflects lower asset management income as a result of lower managed funds and a lower level of stockbroking income.

Fee and commission expense in 2008 includes an amount of  €   28 million in relation to the Irish Government deposit guarantee scheme. The decrease in fee and commission expense in 2008 was primarily due to the disposal of AIB's merchant acquiring businesses with a full year's commission expense recorded in 2007.

Trading income was a negative €   104 million due in part to the cost of cross currency swaps used to manage liquidity (offset in net interest income as stated on the previous page) and also reflecting the fair value impacts on bond assets in difficult trading conditions. Trading income excludes interest payable and receivable arising from hedging and the funding of trading activities, which are included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are mainly in Global Treasury. Other income in Global Treasury decreased significantly compared with 2007 offset by higher net interest income benefiting from lower US dollar borrowing costs. The trading income out-turn also included valuation charges in the structured securities portfolio (€   36 million). In addition there was a charge to income of  €   17 million in the Collateralised Debt Obligation ('CDO')/Collateralised Loan Obligation ('CLO') portfolio arising from the disposal of the only transaction that contained an element of subprime in this portfolio.

Other operating income of  €   206 million in 2008 includes profit of  €   71 million on available for sale debt securities and profit on available for sale equity shares of  €   75 million, including profit on Visa and MasterCard shares. Other operating income of €   89 million in 2007 includes  €   40 million profit on the sale of a trade investment in Investment Banking.

(1)  Trading income includes foreign exchange contracts, debt securities and interest rate contracts, equity securities and index contracts (see note 7).

Management Report - Commentary on results

Tight cost control in difficult operating environment; down 5%

Cost income ratio down by 5.3% from 51.8% to 46.5%

Income/cost gap +11%

Flexible cost structure in lower demand environment

Total operating expenses

Operating expenses decreased by 5% since the year to December 2007.

Operating expenses	Year 2008 € m	Year 2007 € m	Underlying % change 2008 v 2007
Personnel expenses	1,412	1,615	-11
General and administrative expenses	775	761	3
Depreciation (1) /amortisation (2)	170	145	17
Total operating expenses	2,357	2,521	-5

Operating expenses decreased by 5% in the year to December 2008, reflecting a focus on cost management in a period of slower economic conditions and slower revenue generation. There was a significant decrease in variable compensation and other cost reductions were achieved across a number of expense categories reflecting the Group's ability to proactively respond to changing economic conditions.The decrease in costs was achieved notwithstanding the investment in branch network expansion in BZWBK (with 95 branches opened since 31 December 2007). Excluding Poland, costs decreased by 8%.

Personnel expenses decreased by 11% compared with 2007, reflecting a decrease in variable staff compensation costs and tight management of all expense categories. General and administrative expenses were 3% higher, mainly due to  €   21 million

(Stg£ 17million) of UK Financial Services Compensation Scheme (FSCS) costs and business expansion in Poland. Excluding Poland, general and administrative expenses were up 1%.

Depreciation/amortisation increased by 17% compared with 2007 due to project and investment spend in recent years and an impairment charge of €  15 million in relation to the investment in AmCredit.

	Year	Year
Efficiency measures	2008	2007
Cost income ratio	46.5%	51.8%
Income/cost growth rate gap	+11%	+3%

There was a strong focus on cost management throughout the period and the cost income ratio decreased by 5.3% from 51.8% to 46.5%.

The 11% income/cost growth rate gap reflected income growth of 6% and a reduction of 5% in costs.

(1) Depreciation of property, plant and equipment

(2) Impairment and amortisation of intangible assets.

Management Report - Commentary on results

Provision charge at 137 basis points

Increase in impaired loans as a percentage of loans to 2.3%

Provisions

Total provisions were  €  1,849 million in 2008 compared with  €   99 million in 2007.

	2008	2007
Provisions	€ m	€ m
Provisions for impairment of loans and receivables	1,822	106
Provisions for liabilities and commitments	(2)	(8)
Amounts written off financial investments available for sale	29	1
Total provisions	1,849	99

The global economic downturn has contributed significantly to the substantial increase in the provision charge for loans and receivables for the year to December 2008.

The provision for impairment for loans and receivables of  €   1,822 million or 1.37% of average customer loans compares with  €   106 million or 0.09% of average customer loans in 2007 reflecting the serious deterioration in the property sector which impacted particularly on AIB Bank ROI and AIB Bank UK. The provision included  €   848 million in specific provisions (0.64% of average loans) and  €  974 million in IBNR provisions (0.73% of average loans) compared with  €  73 million or 0.06% and  €  33 million or 0.03% respectively in 2007. The increase in the IBNR charge acknowledges the heightened level of incurred loss in the performing book.

	2008	2008	2007	2007
Divisional impairment charges	€ m	bps	€ m	bps
AIB Bank ROI	1,298	174	104	16
Capital Markets	160	60	(18)	-8
AIB Bank UK	257	111	18	8
CEE	107	126	2	3
AIB Group	1,822	137	106	9

In AIB Bank Republic of Ireland the provision charge increased to 1.74% of average customer loans in 2008 from 0.16% in 2007 with provisions for loans in the property portfolio accounting for approximately 81% of the charge reflecting the very severe downturn in that sector. The IBNR charge in the year for property loans has increased by  €  693 million resulting in a stock of IBNR provisions of  €  713 million which provided 2.45% cover on performing property loans.

There was also a significant increase in the provision charge relating to the Finance & Leasing operation in ROI which increased to  €  84 million from  €  17 million in 2007 with the plant and transport financing sub-sectors being impacted by the fall off in activity in the construction sector.

In Capital Markets the provision charge was  €  160 million or 0.60% of average customer loans compared with a net recovery of  €  18 million in 2007. While the level of recoveries of provisions remained at relatively similar levels to 2007, the charge was influenced by a large case with the balance spread across a number of sectors and geographies.

In AIB Bank UK, the provision charge increased to  €   257 million or 1.11% of average loans compared with €   18 million or 0.08% in 2007.This increase was again influenced by the weakened property market in both Northern Ireland and Britain with 62% of the provision charge related to this sector.

The provision charge in Poland increased to  €  98 million or 1.16% of average customer loans from 0.03% in 2007 impacted by a large increase in provisions relating to personal loans and an increase in IBNR provisions for the property sector in Poland. The provision charge for AmCredit was  €  9 million or 11.48% reflecting the deterioration in the mortgage market in the Baltics. The total provision charge for CEE was 1.26% of average customer loans.

Management Report - Commentary on results

	31 December 2008	As a % of	31 December 2007	As a % of
	impaired	loans at	impaired	loans at
	loans	31 December	loans	31 December
Impaired loans by division	€ m	2008	€ m	2007
AIB Bank ROI	1,862	2.4	511	0.7
Capital Markets	338	1.3	77	0.3
AIB Bank UK	522	2.6	274	1.1
CEE	269	3.1	187	2.8
AIB Group	2,991	2.3	1,049	0.8

Impaired loans as a percentage of total customer loans have increased to 2.3% at 31 December 2008 from 0.8% at 31 December 2007. This increase reflects the severe deterioration in the markets in which we operate and in particular the downturn in the property markets in ROI and UK.

Impaired loans in AIB Bank ROI increased to 2.4% of loans at 31 December 2008 from 0.7% at 31 December 2007 impacted by the downturn in the property sector. Loans to the property sector now account for 60% of divisional impaired loans compared with 24% at 31 December 2007, with the majority of the impaired loans relating to the land/development sub-sectors.

Impaired loans in Capital Markets increased to 1.3% of loans at 31 December 2008 from 0.3% at 31 December 2007 spread across a number of different geographies and in particular the manufacturing, energy, and property sectors.

In AIB Bank UK, impaired loans increased to 2.6% of loans compared with 1.1% at 31 December 2007.There were increases in a number of sectors particularly in the property, manufacturing and distribution sectors.

Impaired loans in Poland increased to 2.9% of loans up slightly from 2.8% at 31 December 2007. However, the underlying increase is masked by the very strong growth in loans of 42% in the year. Impaired loans in AmCredit were  €   19 million or 16.8% of loans at 31 December 2008 impacted by the severe downturn in the residential property market. CEE impaired loans were 3.1% of loans at 31 December 2008.

	31 December	31 December
	2008	2007
Ratings profiles - masterscale grade	€ m	€ m

1 to 3	20,924	24,181
4 to 10	93,477	94,681
11 to 13	5,896	3,094
	120,297	121,956
Past due but not impaired	8,875	5,711
Impaired	2,991	1,049
	132,163	128,716
Unearned income	(382)	(371)
Provisions	(2,292)	(742)
Loans and receivables to customers	129,489	127,603

The Group's rating systems consist of a number of individual rating tools in use across the Group designed to assess the risk within particular portfolios. These ratings tools are calibrated to meet the needs of individual business units in managing their portfolios. The identification of loans for specific impairment assessment is driven by the Group's rating systems. In addition, the ratings profiles are one of the factors that are referenced in determining the appropriate level of IBNR (incurred but not reported) provisions. The Group uses a 13 point Group Ratings Masterscale to provide a common and consistent framework for aggregating, comparing and reporting exposures, on a consolidated basis, across all lending portfolios. The masterscale, which is not in itself a rating tool, is probability of default (PD) based, and is not used in provision methodologies. The masterscale consists of a series of Probability of Default ('PD') ranges between 0% and 100% (where 100% indicates a borrowing already in default) and facilitates the aggregation of borrowers for comparison and reporting that have been rated on any of the individual rating tools in use across the Group. A recalibration of a rating tool can result in a change in the PD attached to an individual grade and hence can result in a change to the Masterscale profile at a portfolio level.

Management Report - Commentary on results

Grade definitions:

Grade 1 - 3  would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 - 10  would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group's criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 - 13  contains the remainder of the Groups criticised loans, excluding impaired loans, together with loans written at a high PD where there is a commensurate higher margin for the risk taken.

Impaired loans and those loans which are past due but not impaired have been excluded from the relevant grade profiles (1 - 13) and identified separately. The downward shift in Grades 1 - 3 evident in 2008 is largely due to a recalibration of the Internal Ratings Based approach ("IRB") mortgage models in ROI during the first half of 2008, which resulted in  €   5.2 billion coming out of grades 1 - 3 and into grades 4 - 10 and 11 - 13 and does not reflect a change in the credit quality of the underlying borrowers. The Group's criticised loans of  €   15.5 billion are distributed in the table on page 11 as follows:  €   3.8 billion in grades 4 - 10,  €   4.1 billion in grades 11 - 13,  €   4.6 billion in past due but not impaired and all of the impaired loans of  €   3.0 billion. Of the  €   8.9 billion in the past due but not impaired loans,  €   6.1 billion is in the 1 to 30 days past due category (€   4.5 billion in December 2007) where a high percentage of loans do not migrate further but return to current status.

The Group's total criticised loans at 31 December 2008 were  €   15.5 billion or 11.7% of loans and receivables to customers (€ 6.8 billion or 5.3% of loans at 31 December 2007).

31 December		31 December	31 December	31 December	31 December	31 December
2008		2007	2008	2007	2008	2007
watch loans		watch loans	impaired loans	impaired loans	criticised loans	criticised loans
Criticised loans by division € m		€ m	€ m	€ m	€ m	€ m
AIB Bank ROI	9,271	3,864	1,862	511	11,133	4,375
Capital Markets	331	189	338	77	669	266
AIB Bank UK	2,490	1,576	522	274	3,012	1,850
CEE	382	104	269	187	651	291
AIB Group	12,474	5,733	2,991	1,049	15,465	6,782

While there were increases in watch loans across all divisions, AIB Bank ROI represents 80% of the increase, heavily influenced by the downgrade of cases in the property and construction sector, while AIB Bank UK accounts for 14% of the total increase, also influenced by downgrade migrations in the property and construction portfolio. 71% of the increase in criticised loans of  o  6.8 billion in AIB Bank ROI related to property loans. In AIB Bank UK, 82% of the increase in criticised loans of  o  1.2 billion related to property. The increase of  €   0.4 billion in criticised loans in Capital Markets was spread across all geographies and sectors. In CEE, 41% of the increase in criticised loans related to the property portfolio in Poland with increases also evident in the retail portfolio (cash loans). During the period significant additional resources have been deployed to manage the increased level of criticised loans. These resources have been largely deployed to specialist workout units, who apply objective case assessment and work with borrowers to minimise losses.

Management Report - Commentary on results

Risk weighted assets up 6%

Effective tax rate at 14.0%

Associated undertakings

Income from associated undertakings in 2008 was  €   37 million compared with €  128 million in 2007.

	2008	2007
Associated undertakings	€ m	€ m
AIB Bank ROI	(5)	7
AIB Bank UK	2	-
CEE	(54)	1
Group (M&T)	94	120
AIB Group	37	128

Associated undertakings include the income after taxation of AIB's 24.2% average share of M&T Bank Corporation, AIB's investment in BACB in Bulgaria and Hibernian Life Holdings Ltd, the joint venture in Life and Pensions with Hibernian. M&T's contribution of US$ 138 million (€   94 million) was down 17% relative to the year to December 2007 contribution of US$ 166 million (€   120 million).The performance of M&T in 2008 was affected by writedowns on shares held in Freddie Mac and Fannie Mae and by unprecedented turbulence in the financial markets. Separate to this, M&T experienced good growth in its commercial and property books and has successfully integrated Partners Trust Financial Group and First Horizon National Corporation branches into the M&T network. The contribution of M&T to AIB Group's 2008 performance in euro was also impacted by a weakening in the US dollar rate relative to the euro in 2008.The associate holding in BACB resulted in a loss of  €  54 million in 2008 (excluding funding costs of  €  2 million). Following the global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in a carrying value adjustment of €   57 million to AIB's investment in BACB, which is reflected in the associate income loss of  €  54 million.

Income tax expense

The taxation charge for 2008 was  €   144 million, compared with  €   442 million in 2007. The effective tax rate was 14.0% compared with 17.6% in the year to December 2007. The reduction arose primarily due to the impact of the disposal of AIB's merchant acquiring businesses, which did not attract taxation charges, and prior year adjustments. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions where we operate.

Balance sheet

Total assets amounted to €   182 billion at 31 December 2008 compared to €  178 billion at 31 December 2007. Adjusting for the impact of currency, total assets were up 9% and loans to customers were up 8% since 31 December 2007 while customer accounts increased by 22%. Risk weighted assets excluding currency factors increased by 6% to  €  134 billion. While total assets increased by 9% risk weighted assets increased by 6% due to a number of factors including growth in retail lending which attracted lower risk weightings, recalibration of some of our Internal Ratings Based ("IRB") models and the reclassification of trading portfolio financial assets to financial investments available for sale. The lower risk weighted asset growth rate, relative to growth in total assets, arising from these factors was partly offset by an increase in risk weighted assets due to credit migration.

Management Report - Commentary on results

Strong capital ratios - core tier 1 ratio 5.8%; proforma 8.4% including Government capital

	31 December	31 December
	2008	2007
Risk weighted assets (calculated under Basel II)	€ bn	€ bn	% change (1)
AIB Bank Republic of Ireland	63	58	9
Capital Markets	38	40	-3
AIB Bank UK	21	25	10
CEE	10	9	33
Group	2	2	-7
AIB Group	134	134	6

AIB Group risk weighted assets were 73% of total assets at 31 December 2008 (75% at 31 December 2007).

	31 December	31 December
	2008	2007
Loans to customers	€ bn	€ bn	% change (1)
AIB Bank Republic of Ireland	75	72	5
Capital Markets	26	25	9
AIB Bank UK	20	24	7
CEE	8	7	43
AIB Group	129	128	8

	31 December	31 December
	2008	2007
Customer accounts	€ bn	€ bn	% change (1)
AIB Bank Republic of Ireland	42	42	1
Capital Markets	27	17	68
AIB Bank UK	14	14	22
CEE	10	8	41
AIB Group	93	81	22

(1) Excluding currency factors

Return on equity and return on assets

The return on equity was 8.2%, compared to 21.8% in 2007.The return on assets was 0.47%, compared to 1.21% in 2007.

Capital ratios

A strong capital position was reflected in a tier 1 ratio of 7.4% and a total capital ratio of 10.5%.

	Proforma (2)
	31 December 2008	31 December 2008	31 December 2007	31 December 2007
Capital	Basel II	Basel II	Basel II	Basel I
Core tier 1 ratio	8.4%	5.8%	6.0%	5.8%
Tier 1 ratio	10.0%	7.4%	7.7%	7.5%
Total capital ratio	13.1%	10.5%	10.2%	10.1%

(2)  Includes the  €   3.5 billion of core tier 1 capital from the Government, as announced on 11 February 2009, subject to shareholder, regulatory and EU state aid approval.

The Group's capital ratios remained robust during the period with the core tier 1 capital ratio benefiting from net retentions during the period. Risk weighted asset growth slowed to 6%.The total capital ratio increased to 10.5%.

Tier 1 capital was € 9.9 billion at 31 December 2008 compared with  € 10.4 billion at 31 December 2007. The decrease arose from the repayment in July 2008 of the US$ 250 million preference shares (see note 25), the goodwill arising from the acquisition of BACB and exchange rate movements offset by net retentions of  €  460 million. Tier 2 capital increased to  €   4.3 billion up from €   3.5 billion at 31 December 2007, primarily reflecting the redemption of  €   200 million perpetual floating rate notes and the issue of Stg £ 700 million callable dated subordinated fixed/floating rate notes due July 2023.The application of Basel II had a marginally positive impact on the Group's capital ratios at 31 December 2007.

Management Report - Commentary on results

Assets under management

Assets under management in the Group amounted to  €   12 billion at 31 December 2008 compared with  €   19 billion at 31 December 2007 reflecting the significant deterioration in global equity markets.

Credit ratings

AIB is rated by independent rating agencies Standard and Poor's, Moody's and Fitch. As at 25 February 2009, Standard and Poor's have an A long-term rating on AIB, AIB's long-term rating with Moody's was Aa3 and Fitch have a long-term rating of A on AIB. AIB's liabilities covered under the terms of the Irish Government Guarantee Scheme 'Credit Institutions (Financial Support) Scheme 2008' are rated AAA by Standard and Poor's, Moody's and Fitch.

Trading portfolio financial assets

In October 2008, the International Accounting Standards Board approved certain amendments to IAS 39.These amendments permitted the reclassification of financial assets from the trading book to available for sale ('AFS'). AIB applied the amendment and the majority of assets held in the trading portfolio were reclassified as available for sale, leaving a balance of  €   401 million in the trading portfolio as at 31 December 2008 (o  8.3 billion at 31 December 2007).

Based on fair values at 31 December 2008 (or date of reclassification for assets reclassified to available for sale), Global Treasury recorded a fair value charge to income of  €   31 million during 2008 in relation to the traded credit portfolio. This is in addition to the charge of  €   92 million taken for the year ended 31 December 2007.

If the reclassification (effective 1 July 2008) of financial assets had not been made, the income statement for the second half of 2008 would have included a negative fair value movement of €   236 million relating to the reclassified assets which instead was charged to equity.

Financial investments available for sale

Global Treasury manages the significant majority of AIB's "financial investments available for sale" portfolio of  €  29 billion. The portfolio includes securities reclassified from the trading portfolio in line with the IAS 39 amendment. The accounting convention is to fair value these assets through the equity account and not the income statement. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable and non-observable market parameters.

The net charge to equity for 2008 on the financial investments available for sale portfolio was  o  465 million (after taxation), which does not affect our regulatory capital calculation.

Portfolio	Treatment/impact	Valuation method
-Traded credit portfolio financial assets	€ 31 million charge to income	Quoted prices (1) /observable market parameters
- Financial investments available for sale	€ 465 million (after taxation) charge to equity account (2)	Quoted prices (1) /observable and non-observable market parameters

The above charges reflect the accounting convention to fair value these assets.

(1)   Quoted prices in relation to debt securities and quoted/unquoted prices in relation to equity shares.

(2)  This is taken directly to reserves and not through the income statement.

Management Report - Commentary on results

Structured securities portfolio (held by Corporate Banking)

The structured securities portfolio consists of US subprime mortgages, CDOs/CLOs and other structured securities. The following summarises the size of each portfolio and the charge taken in the income statement in 2008.

	Nominal	Income statement
Portfolio	€ m	charge € m
US subprime mortgages
-Whole loan format	111	-
- Securitisations	197	19
Total US subprime	308	19
CDOs / CLOs	603	11
Other structured securities	565	6

The above charge to income is in respect of those assets for which the accounting convention is to fair value through the income statement.

The total charge to income in the reporting period for the structured securities portfolio was  €  36 million (€   75 million since June 2007). In addition, as part of a restructuring of assets, there was a one-off charge to income of  €   17 million arising from the disposal of the only investment that contained an element of subprime in the CDO/CLO portfolio and an impairment provision of €   8 million ($12 million) in relation to a small portion of under performing assets included in other structured securities.

AIB has no direct or indirect exposure to SIVs or conduits and no direct exposure to monoline insurers, while indirect exposure remains limited to  €   60 million.

AIB originated Collateral Debt Obligations

In addition to the above asset portfolios, AIB provides asset management services to third parties regarding Collateralised Debt Obligations ("CDOs") and Collateralised Bond Obligations ("CBO").

There are five vehicles set up since 2001, four of which invest in European sub investment grade leveraged finance assets (CDOs) and one in U.S. High Yield Bonds (CBO).A CDO/CBO allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of leveraged corporate loans and bonds with certain common features. The Group's investment in these vehicles and maximum exposure totals  €  30 million (31 December 2007:  €   34 million). AIB does not have control over these vehicles nor does it bear the significant risks and rewards that are inherent in the assets. There is no recourse to the Group by third parties in relation to these vehicles. Accordingly, these vehicles are not consolidated in the Group's financial statements and the Group's interests are included within equity shares.

Management Report - Commentary on results

Funding

There was strong growth in customer resources (22%) which exceeded customer loan growth (8%) during 2008 with the loan deposit ratio reducing from 157% at 31 December 2007 to 140% at 31 December 2008. During 2008 the Group benefited from its retail and corporate franchise, as customer resources continued to be a significant and dependable part of our overall funding, accounting for 54% of the total funding base and the Group franchise in the wholesale market remained robust. In a challenging market environment, the Group continued to access funding through a range of programmes, achieving a broad mix of duration. Wholesale term funding(1)  with a maturity of over 1 year amounted to  o  18 billion, representing 81% of term funding. As at 31 December 2008, we held €   40 billion in qualifying liquid assets/contingent funding (of which approximately  €  9 billion has been pledged) which represents a significant excess over the regulatory requirement. Net interbank deposits represent 6% of funding. In summary, AIB has a solid funding base with 2 million customer depositors and a well diversified investor base across our commercial paper, certificates of deposit and debt issuance programmes.

Market conditions have continued to deteriorate in 2009 with AIB sourcing more short-term funds and increasing its use of collateralised funding sources.

(1) Includes debt securities in issue (bonds and medium term notes), subordinated liabilities and other capital instruments, reserve capital instrument and non-cumulative perpetual preferred securities.

Balance sheet summary	31 December 2008	31 December 2007
Total assets € bn	182	178
Loans and receivables to customers € bn	129	128
Customer deposits € bn	93	81
Wholesale funding € bn	63	72
Loan deposit ratio	140%	157%

	31 December 2008		31 December 2007
Sources of funds	€ bn	%	€ bn	%
Customer accounts	92.6	54	81.3	48
Deposits by banks - secured	8.6	5	7.9	5
- unsecured (1)	17.0	10	22.5	13
Certificates of deposit and commercial paper	21.0	12	22.1	13
Asset covered securities	7.2	4	7.2	4
Senior debt	9.7	6	12.6	8
Capital	14.7	9	15.7	9
Total sources of funds	170.8	100	169.3	100
Other (2)	11.3		8.6
Total liabilities, shareholders' equity and minority interests	182.1		177.9
(1) Deposits by banks (unsecured) when netted against loans to banks	10.7	6	13.0	8

(2) Non-funding liabilities including derivative financial instruments, other liabilities, retirement benefits and accruals and other deferred income.

Cashflow

As reflected in the condensed statement of cash flows, there was a net decrease in cash and cash equivalents of  €   1,419 million. Net cash inflows from operating activities before taxation were  o  5,133 million, while cash outflows from taxation were  €   357 million. Cash outflows from investing activities were  €  5,655 million, primarily reflecting a net increase in financial investments available for sale of  € 5,004 million, which are held for liquidity purposes.

Cash outflows from financing activities were  €  540 million, primarily reflecting the cash outflow for equity dividends paid on ordinary shares of  €  720 million, the redemption of subordinated liabilities of  €   356 million and interest paid on subordinated liabilities of  €  255 million, offset by the cash inflow from the issue of subordinated liabilities of  €  885 million.

Management Report - Divisional commentary

Divisional commentary: basis of presentation

During the second half of 2008, the Central & Eastern Europe ('CEE') division was formed bringing together the Group's interests in Poland, Bulgaria and the Baltic region. In Poland, AIB has a 70.5% share in Bank Zachodni WBK ('BZWBK'), together with its subsidiaries and associates. BZWBK Wholesale Treasury and Capital Markets' share of certain Investment Banking subsidiaries results are reported in Capital Markets division. On 1 February 2008 AIB acquired AmCredit, a mortgage business operating in the Baltic region. AIB acquired, on 29 August 2008, a 49.99% shareholding in Bulgarian American Credit Bank ('BACB'), a SME lender operating in Bulgaria.

Underlying percentage change:  The growth percentages are shown on an underlying basis, adjusted for the impact of exchange rate movements on the translation of foreign locations' profit and excluding profit on disposal of businesses, profit on disposal/development of Bankcentre and branches as part of the sale and leaseback programme and excluding interest rate hedge volatility (hedging ineffectiveness and derivative volatility).

AIB Bank Republic of Ireland recorded a loss of  €   52 million in 2008. Operating profit before provisions of  €  1,181 million was in line with 2007.

Lower income -3%; lower costs -7%

Cost income ratio decreases to 45.9%

Income/cost growth rate gap +4%

Higher provision charge at 1.74% of loans

AIB Bank Republic of Ireland  Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; Wealth Management and share of Hibernian Life Holdings Limited, AIB's venture with Hibernian Life and Pensions Limited.

	Year	Year	Underlying
	2008	2007	% change
AIB Bank Republic of Ireland income statement	€ m	€ m	2008 v 2007
Net interest income	1,705	1,777	-4
Other income	478	490	-2
Total operating income	2,183	2,267	-3
Personnel expenses	640	716	-10
General and administrative expenses	313	320	-2
Depreciation / amortisation	49	52	-5
Total operating expenses	1,002	1,088	-7
Operating profit before provisions	1,181	1,179	-
Provisions for impairment of loans and receivables	1,298	104	1,140
Amounts written off financial investments	4	-	-
Total provisions	1,302	104	1,144
Operating profit/(loss)	(121)	1,075	-
Associated undertakings	(5)	7	-
Profit on disposal of property	6	12	-50
(Loss)/profit before disposal of business	(120)	1,094	-
Profit on disposal of business	68	-	-
(Loss)/profit before taxation	(52)	1,094	-

AIB Bank Republic of Ireland: 2008 was a very challenging year for AIB Bank Republic of Ireland. A marked deterioration in economic outlook combined with falling asset values and ongoing dislocation in wholesale funding markets adversely impacted revenue growth during 2008.This required taking significant actions to manage credit and contain costs. Operating profit before provisions at  €   1,181 million was maintained at the same level as 2007.This represented a very satisfactory outcome against such a difficult economic backdrop. Operating expenses reduced by 7% with total operating income 3% lower. This generated a positive income/cost growth rate gap of +4%.

Management Report - Divisional commentary

Net interest income of  €   1,705 million was 4% lower than 2007. AIB continued to provide support to the home mortgage, SME, personal and business markets. Reflecting this support, loan balances increased by 5% with mortgages up 10% and non mortgage lending up by 2%. Net interest margins tightened primarily due to the significant increase in loan funding costs. Total customer accounts increased by 1%.Within this growth percentage deposits increased by 9% reflecting the strength of the AIB franchise, in a very competitive market. This growth was largely offset by a fall in current account volumes.

Other income was 2% down on 2007 reflecting disposal of AIB's merchant acquiring businesses and the fourth quarter 2008 cost of the Government guarantee which is treated as a reduction in other income. Investment product income was lower due to the adverse performance of investment markets and customer reluctance to invest. Retail income generally was less buoyant as the economic situation worsened through the course of 2008.

Total operating expenses were 7% lower benefiting from early identification of cost savings and strong management action to deliver efficiencies across all elements of the business. Personnel expenses were 10% lower on the back of reduced staff numbers and variable compensation. General and administrative expenses were also down reflecting tight management of all expense headings. This strong action on cost management resulted in an improvement in the cost income ratio from 48.0% in 2007 to 45.9% in 2008.

The provision charge for loan impairments for the year to December 2008 showed a significant uplift reflecting the weakness in the Irish economy generally and most particularly in the property and construction sector which accounted for approximately 81% of the charge reflecting the very severe downturn in that sector. The impairment charge was 1.74% of average loans, up from 0.16% of average loans for the year to December 2007.

AIB's share of profit from Hibernian Life Holdings Limited reflects difficult conditions in that market. The profit on disposal of business of  €   68 million reflects the division's share of profits from the sale of 50.1% of AIB's merchant acquiring businesses. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

Management Report - Divisional commentary

Capital Markets division profit of  €   585 million was up 13%. Operating profit before provisions was up 52%.

Strong performance in difficult market conditions

Slower demand for credit in Corporate Banking

Significant growth in corporate deposits

Robust performance in Global Treasury

Investment Banking impacted by falling equity and asset values

Improvement in cost income ratio from 47.1% to 33.9%

Capital Markets  Corporate Banking, Global Treasury and Investment Banking.

	Year	Year	Underlying
	2008	2007	% change
Capital Markets income statement	€ m	€ m	2008 v 2007
Net interest income	1,064	586	87
Other income	94	389	-76
Total operating income	1,158	975	21
Personnel expenses	268	328	-16
General and administrative expenses	108	118	-6
Depreciation / amortisation	16	14	14
Total operating expenses	392	460	-13
Operating profit before provisions	766	515	52
Provisions for impairment of loans and receivables	160	(18)	-
Provisions for liabilities and commitments	(4)	2	-
Amounts written off financial investments available for sale	25	1	4,050
Total provisions	181	(15)	-
Operating profit	585	530	13
Profit on disposal of property	-	2	-
Profit before taxation	585	532	13

Capital Markets profit before taxation of  €   585 million grew by 13% on 2007 while operating profit before provisions increased by 52% from  €  515 million to €  766 million. Net interest income increased by 87%, principally driven by higher income arising from the management of cash positions and interest rate and liquidity management activities which benefited from lower US dollar interest rates relative to higher euro lending rates giving rise to higher net interest income. Other income declined by 76% due to the offsetting cost of cross currency interest rate swaps used to manage liquidity, lower income from asset management activities and also due to exceptional income in 2007 generated on the sale of a trade investment. The cost in respect of the covered institutions Government guarantee also adversely impacted other income year on year.

Total operating expenses decreased by 13% including a fall in staff costs of 16%, reflecting the division's flexible cost structure and concerted management focus on cost containment. Strong growth in income and lower costs combined to improve the cost income ratio from 47.1% to 33.9%.

Provisions for loan impairment amounted to  €  160 million compared with net write backs of €   18 million in 2007. This reflected the scale of economic downturn experienced in our principal credit markets, further impacted by the price and availability of credit in dislocated and volatile markets.

Management Report - Divisional commentary

	Year	Year	Underlying
	2008	2007	% change
Capital Markets business unit profit split	€ m	€ m	2008 v 2007
Corporate Banking	335	404	-13
Global Treasury	213	-	-
Investment Banking	37	128	-72
Profit before taxation	585	532	13

Corporate Banking profit before taxation declined by 13% due to provisions for loan impairment increasing from net write backs of  €   18 million in 2007 to provisions of  €  160 million in 2008. Operating profit before provisions increased by 33%, notwithstanding the difficulties encountered in our credit markets and a general slowdown in demand for credit. This represented a solid performance across all sectors underpinned by a robust franchise and rigorous credit and relationship management. Average loan margins increased year on year while loan volumes increased by 9%.While the global economic downturn resulted in higher credit provisions, overall asset quality remains resilient with management extremely vigilant in their continuing efforts to anticipate and manage exposures in stressed market conditions. Particular focus on close customer interaction also resulted in significant growth in corporate deposits which grew by 89% during the year.

Global Treasury benefited from a particularly strong performance following on from the exceptional market volatility experienced in the second half of 2007 and which continued into 2008. Profit before taxation was €  213 million compared to a break even outturn in 2007. Customer treasury business was down on 2007, principally due to a combination of lower FX and derivative volumes as the impact of the economic slowdown set in and also due to significantly weaker sterling exchange rates. Wholesale Treasury performed very strongly, particularly from cash management, interest rate and liquidity management activities. The amendment to IAS 39 which facilitated the reclassification of assets from trading to available for sale portfolios, as outlined in note 1 and note 16, reduced the level of income volatility in dislocated markets.

Investment Banking profit before taxation fell by 72% on 2007, particularly impacted by declining values in most asset classes which resulted in lower trading, corporate finance, asset management and stockbroking income. In addition, income for 2007 included a once off exceptional profit of  € 40 million on the sale of a trade investment. Trading conditions were further adversely impacted by lower demand for investment products and uncertain market conditions for mergers and acquisitions activity. Financial outsourcing activities continued to perform well in a challenging environment. Notwithstanding the unprecedented level of deterioration in asset values, business units continue to focus on risk minimisation, the development of customer relationships and to endeavour to position business to take maximum advantage of any upturn in the markets.

Management Report - Divisional commentary

AIB Bank UK division profit was  £  152 million down 61% with operating profit before provisions of  £  323 million,

in line with 2007.

Operating profit before provisions in line with 2007

Zero cost growth

Strong growth in customer deposits of 22%

AIB Bank UK  Retail and commercial banking operations in Great Britain and Northern Ireland.

	Year	Year	Underlying
	2008	2007	% change
AIB Bank UK income statement	Stg £ m	Stg £ m	2008 v 2007
Net interest income	471	470	-
Other income	107	107	1
Total operating income	578	577	-
Personnel expenses	157	177	-11
General and administrative expenses	91	70	29
Depreciation / amortisation	7	8	-1
Total operating expenses	255	255	-
Operating profit before provisions	323	322	-
Provisions for impairment of loans and receivables	204	12	1,559
Provisions for liabilities and commitments	-	-	-
Total provisions	204	12	1,559
Operating profit	119	310	-62
Income from associated undertakings	1	-	-
Profit on disposal of property	2	-	-
Profit before disposal of business	122	310	-61
Profit on disposal of business	30	-	-
Profit before taxation	152	310	-61
Profit before taxation € m	190	452	-61

AIB Bank UK reported profit before taxation of £ 152 million and operating profit before provisions of £ 323 million, marginally ahead of 2007. This is a solid operating performance against the backdrop of the very challenging economic environment. Profit before taxation at £ 152 million compared to £ 310 million for 2007. In these difficult market conditions, AIB Bank UK had a focused approach which delivered a steady operating profit performance, with emphasis on deposit gathering, lending returns and cost management. Net interest income has been maintained, despite higher funding costs, through a series of measures including active margin management and strong deposit growth. Good growth was achieved in underlying net interest income as customer loan and deposit balances increased by 7% and 22% respectively, the majority of loan growth occurred in the first six months. Costs have been actively managed, resulting in zero growth, after including significant costs for the UK Financial Services Compensation Scheme ("FSCS").AIB Bank UK's proportionate share amounted to £ 17 million of the cost of protecting UK depositors of several failed UK financial institutions. These additional costs have been offset by planned operational efficiencies, some reduced headcount, and by reducing discretionary spend which would have resulted in a year on year reduction in operating costs of 6% on 2007 and in a positive income/cost growth rate gap of 6% excluding the UK FSCS £ 17 million charge referred to above. The cost income ratio remained at 44.1%, the same level as the previous year and excluding the cost of the UK FSCS, the ratio would have improved to 41.3%.AIB Bank UK's deposits are also guaranteed by the Irish Government, and the cost of that guarantee is included within the other income line for the period since its inception in October 2008.

Profit before taxation declined by 61% reflecting increased provisions from loan impairment in a deteriorating economic environment, with the provision charge increasing to £ 204 million compared to the very low levels experienced in the previous year. Approximately half of this charge was in relation to IBNR provisions. During the second half of 2008 in more recessionary conditions, there has been an increase in the number of customers experiencing cashflow difficulties and consequently the number of impaired loans has risen to 2.6% of loans. In the early part of 2008 AIB Bank UK strengthened all credit management teams with an emphasis on early identification of impairment and active management of all vulnerable credit cases.

Management Report - Divisional commentary

The £ 30 million profit on disposal of business reflects the division's share of profits from the sale of 50.1% of AIB's merchant acquiring businesses. Arising from this transaction, a merchant acquiring joint venture was formed with First Data Corporation.

	Year	Year	Underlying
	2008	2007	% change
AIB Bank UK profit split	Stg £ m	Stg £ m	2007 v 2008
AIB (GB)	89	174	-49
First Trust Bank	33	136	-76
Profit on sale of business	30	-	-
Profit before taxation	152	310	-61

Allied Irish Bank (GB), profit before taxation of £ 89 million was down 49% on 2007. Operating profit before provisions in 2008 increased by 5% to £ 193 million on the previous period, which is a positive performance in very difficult operating conditions. This performance was achieved through a combination of active management of interest income and successfully targeted reductions in the underlying cost base. Net interest income grew by 2% reflecting continued success at margin management and a strong increase in customer deposit balances, which have grown by 29% since December 2007.There has been selective growth in customer loan balances of 12% and the focus on well managed balance sheet growth has continued in 2008. Costs have decreased by 2% on 2007 which includes the cost of the FSCS and if excluded, costs would have shown a significant decrease on the previous year. The cost income ratio for the year has improved to 41.8% from 43.3% for the previous period with positive income/cost growth rate gap of 4%. Against the low provisions experience in 2007, the level of provisions for impairment increased to £ 106 million and included IBNR provisions of £ 39 million, reflecting the economic environment.

First Trust Bank profit before taxation fell by 76% to £ 33 million, while the operating profit before provisions fell by 6% to £ 130 million for 2008. Customer loan balances were maintained at the same level as last year, with the continued focus on balance sheet management leading to an improvement in lending margins along with a 9% growth in customer deposit balances. This was supported by a number of successful issues of fixed rate deposit bonds, offering competitive interest rates in a declining rate environment. Active management of the cost base continues to be a feature of performance. While overall costs have increased by 3%, this includes the costs associated with the participation in the FSCS which if excluded would have resulted in costs reducing by 2% reflecting increased operational efficiencies being realised across the network. The level of provisioning for loan impairment increased to £ 98 million, of which £ 59 million was in relation to IBNR, reflecting the impact from the deterioration of economic conditions in the Northern Ireland economy

Management Report - Divisional commentary

Central & Eastern Europe (CEE)

During the second half of 2008, the Central & Eastern Europe (CEE)(1)  division was formed bringing together the Group's interests in Poland, Bulgaria and the Baltic region.

Poland  Bank Zachodni WBK ('BZWBK'), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates, BZWBK Wholesale Treasury and Capital Markets' share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

Very strong growth in loans and customer deposits

7% positive income cost growth rate gap

	Year	Year	Underlying
	2008	2007	% change
Poland income statement	Pln m	Pln m	2008 v 2007
Net interest income	1,542	1,167	32
Other income	1,362	1,400	-3
Total operating income	2,904	2,567	13
Personnel expenses	870	822	6
General and administrative expenses	656	604	9
Depreciation / amortisation	110	123	-11
Total operating expenses	1,636	1,549	6
Operating profit before provisions	1,268	1,018	25
Provisions for impairment of loans and receivables	344	6	5,632
Provisions for liabilities and commitments	7	(2)	-
Total provisions	351	4	8,680
Operating profit	917	1,014	-10
Income from associated undertakings	(2)	2	-
Profit on disposal of property	8	-	-
Profit before taxation Pln m	923	1,016	-9
Profit before taxation € m	263	269	-9

Poland recorded an underlying profit before tax decrease of 9% to Pln 923 million (€   263 million) for 2008.This is a strong performance in the context of a slowing Polish economy, which has felt the impact of the global downturn, particularly in the second half of 2008.

Net interest income in 2008 was up by 32% driven primarily by exceptional balance sheet growth. Customer loan balances increased by 42% since 31 December 2007.This growth was achieved across all business lines with a specific focus on retail products. Mortgage lending grew by 49% and other personal lending was up 55%, both reflecting the aspirations to increase market share. Business lending grew by 37% with strong growth in the corporate and SME segments. Customer deposits increased by 41% following a strong focused drive for resources throughout 2008. Business deposits grew strongly, particularly in the fourth quarter. Margins improved across all lines of lending reflecting the recovery of increased costs of funding. Market competition for deposits rose in intensity with pricing in excess of market prices a common feature, resulting in reduced margins on deposits.

Other income overall decreased by 3%. Strong underlying growth of 17% was recorded in fee income areas including fees on loans, debit card and credit card fees and daily banking fees. 2008 also benefited from profit on equity disposals and sales of structured products. These strong performances were offset by the substantial fall of 43% in fees earned in the asset management business as a result of the adverse conditions on the local financial and equity markets. The volume of mutual funds decreased by 63% to Pln 8.4 billion, though retaining the number two position in terms of market share (11.3% v 16.8% in December 2007). Brokerage income was also negatively impacted.

(1) See table on page 25 for CEE pre-tax profit summary.

Management Report - Divisional commentary

Total operating expenses increased by 6% since 2007.The branch network development program is nearing finalisation with 95 branches opened in 2008 bringing the network total to over 500 branches at 31 December 2008. Staff numbers increased by 12% during the year. Overall staff costs have increased by 6% reflecting increased staff numbers and higher salaries, offset somewhat by reduced levels of performance related costs. General and administrative expenses increased by 9%, driven primarily by increased costs of the expanded branch infrastructure and IT development. In light of the evolving economic slowdown a strong proactive approach to cost management generally has been in place in the second part of 2008. Positive income/cost growth rate gap of 7% resulted in a reduced cost/income ratio of 56.3% (2007: 60.4%).

The provision charge of Pln 344 million reflects the weakening of the economic environment. It represents a 1.16% charge on average customer loans and includes 0.55% for IBNR and 0.61% for specific impairment with property and personal lending sectors most impacted. Impaired loans as a percentage of total loans increased to 2.9% from 2.8% at the end of 2007.

BACB - Bulgaria.  AIB acquired a 49.99% shareholding in BACB, a SME lender on 29 August 2008.

The result for the post acquisition period September to December 2008 included a share in profits of  €   3 million and funding costs of €  2 million. However, following the substantial global economic downturn and the resultant impact on banking valuations generally, an impairment review resulted in a carrying value adjustment of  €   57 million, giving rise to a loss of  €   56 million being recorded.

AmCredit - Baltic Region.  Mortgage business acquired on 1 February 2008.

A loss of  €   33 million was recognised since acquisition. This reflected an operating loss of  €  9 million, a goodwill impairment charge of  €   15 million and additional impairment provisions on loans of  €  9 million arising from a sharp downturn in the three Baltic economies in 2008.

	Year	Year
	2008	2007
CEE profit split	€ m	€ m
Poland	263	269
BACB	(56)	-
AmCredit	(33)	-
CEE	174	269

Management Report - Divisional commentary

Group

Group  includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations' profit, unallocated costs of central services, the contribution from AIB's average share of approximately 24.2% in M& T Bank Corporation ('M& T') and profit on disposal of property.

	Year	Year
	2008	2007
Group income statement	€ m	€ m
Net interest income	70	62
Other income	104	44
Total operating income	174	106
Personnel expenses	52	96
General and administrative expenses	51	62
Depreciation / amortisation	46	34
Total operating expenses	150	192
Operating profit /(loss) before provisions	24	(86)
Provisions for impairment of loans and receivables	-	-
Provisions for liabilities and commitments	-	(9)
Amounts written off financial investments available for sale	-	-
Total provisions	-	(9)
Operating profit/(loss)	24	(77)
Associated undertaking - M&T	94	120
Profit on disposal of property	2	64
Construction contract income	12	55
Profit/(loss) before disposal of business	-	(1)
Profit before taxation	132	161

Group reported a pre-tax profit of  €  132 million for the year ended December 2008.This compares to a pre-tax profit of  €   161 million for the year ended December 2007. The result for both periods includes construction contract income and profit on disposal of property. The operating profit in 2008 was  €  24 million compared with an operating loss of  €   77 million in 2007.

The trends in net interest income and other income in Group division are impacted by reclassification of income between headings in relation to interest rate hedging. Consequently, it is more meaningful to analyse the trend in total operating income. Total operating income increased in 2008 from  €   106 million in 2007 to  €   174 million in 2008.This increase mainly included higher capital income in 2008 and €   27 million relating to interest rate hedge volatility (hedge ineffectiveness and derivative volatility) compared to a negligible amount in 2007. Total operating income also includes hedging profits in relation to foreign currency translation hedging (€   4 million profit for the year ended 2008 compared to  €   12 million profit in 2007).

The total operating expenses decreased from  €   192 million in 2007 to  €  150 million in 2008. Personnel expenses decreased from €   96 million in 2007 to  €  53 million in 2008 mainly due to reduction in variable compensation and tight cost control in a number of areas. General and administrative expenses decreased from  €  62 million to  €  51 million principally due to a reduction in expenditure on professional fees in 2008 and active management of all cost categories. Depreciation/amortisation expenses increased from €  34 million in 2007 to  €   46 million in 2008 reflecting project and investment spend in recent years on the single enterprise agenda.

AIB's share of M&T's after-tax profit for 2008 amounted to  €   94 million for 2008. On a local currency basis, M&T's contribution to AIB of US$ 138 million was down 17% relative to 2007 (US$ 166 million). M&T's euro contribution to AIB Group performance was impacted by the weakening of the US dollar rate relative to the euro.

Profit on sale of property in 2008 relates to profit on sale of branches in the Republic of Ireland (€   2 million before tax). Profit on the sale of property in 2007 includes profit on sale of 22 branches in the Republic of Ireland (€   64 million before tax).

Construction contract income of €   12 million reflects the profit earned in 2008 from the development of Bankcentre, based on the stage of completion (construction contract income was €   55 million in 2007).

Consolidated income statement

for the year ended 31 December 2008

Notes		2008 € m	2007 € m
Interest and similar income	3	10,228	9,340
Interest expense and similar charges	4	6,361	5,922
Net interest income		3,867	3,418
Dividend income	5	27	31
Fee and commission income	6	1,183	1,453
Fee and commission expense	6	(142)	(197)
Net trading income	7	(73)	74
Other operating income	8	206	89
Other income		1,201	1,450
Total operating income		5,068	4,868
Administrative expenses	9	2,187	2,376
Impairment and amortisation of intangible assets		78	60
Depreciation of property, plant and equipment		92	85
Total operating expenses		2,357	2,521
Operating profit before provisions		2,711	2,347
Provisions for impairment of loans and receivables	19	1,822	106
Provisions for liabilities and commitments		(2)	(8)
Amounts written off financial investments available for sale		29	1
Operating profit		862	2,248
Associated undertakings		37	128
Profit on disposal of property	10	12	76
Construction contract income	11	12	55
Profit on disposal of businesses	12	106	1
Profit before taxation - continuing operations		1,029	2,508
Income tax expense - continuing operations	13	144	442
Profit for the period - continuing operations		885	2,066
Attributable to:
Equity holders of the parent		767	1,949
Minority interests in subsidiaries		118	117
		885	2,066
Basic earnings per share - continuing operations	14(a)	82.9c	218.0c
Diluted earnings per share - continuing operations	14(b)	82.8c	216.4c

D Gleeson, Chairman. E Sheehy, Group Chief Executive. J O'Donnell, Group Finance Director. W M Kinsella, Secretary

Consolidated balance sheet

for the year ended 31 December 2008

Notes		2008 € m	2007 € m
Assets
Cash and balances at central banks		2,466	1,264
Items in course of collection		272	383
Trading portfolio financial assets	16	401	8,256
Derivative financial instruments	26	7,328	4,557
Loans and receivables to banks	17	6,266	9,465
Loans and receivables to customers	18	129,489	127,603
Financial investments available for sale	20	29,024	20,984
Financial investments held to maturity		1,499	-
Interests in associated undertakings		1,968	1,682
Intangible assets and goodwill		774	636
Property, plant and equipment		603	608
Other assets		673	786
Current taxation		69	2
Deferred taxation		248	254
Prepayments and accrued income		1,055	1,143
Disposal group and assets classified as held for sale		8	239
Total assets		182,143	177,862
Liabilities
Deposits by banks		25,578	30,389
Customer accounts	22	92,604	81,308
Trading portfolio financial liabilities		111	194
Derivative financial instruments	26	6,468	4,142
Debt securities in issue	23	37,814	41,866
Current taxation		35	181
Deferred taxation		2	60
Other liabilities		2,158	1,473
Accruals and deferred income		1,375	1,808
Retirement benefit liabilities		1,105	423
Provisions for liabilities and commitments		85	74
Subordinated liabilities and other capital instruments	25	4,526	4,506
Disposal group classified as held for sale		-	161
Total liabilities	171,861		166,684
Shareholders' equity and minority interests
Share capital Share premium		294 1,693	294 1,693
Other equity interests Reserves		497 698	497 327
Profit and loss account		5,756	7,016
Shareholders' equity	8,938		9,827
Minority interests in subsidiaries	1,344		1,351
Total shareholders' equity including minority interests	10,282		11,178
Total liabilities, shareholders' equity and minority interests	182,143		177,862

D Gleeson, Chairman. E Sheehy, Group Chief Executive. J O'Donnell, Group Finance Director. W M Kinsella, Secretary

Condensed statement of cash flows

for the year ended 31 December 2008

Consolidated statement of cash flows	31 December 2008 € m	31 December 2007 € m

Net cash flows from operating activities

Investing activities

Purchase of financial investments available for sale

Proceeds from sale and maturity of financial investments available for sale

Additions to property, plant and equipment

Disposal of property, plant and equipment

Additions to intangible assets

Disposal of investment in associated undertakings

Disposal of investment in businesses and subsidiaries

Additions to investment in associated undertakings

Investment in business

Dividends received from associated undertakings

	4,559 (19,404) 14,400 (140) 26 (150) 5 114 (231) (113) 55	475 (18,476) 15,292 (128) 105 (138) 5 1 - - 56
Cash flows from investing activities	(5,438)	(3,283)

Financing activities

Re-issue of treasury shares

Issue of subordinated liabilities

Redemption of subordinated liabilities

Interest paid on subordinated liabilities

Equity dividends paid on ordinary shares

Dividends on other equity interests

Dividends paid to minority interests

	10 885 (356) (255) (720) (38) (66)	49 128 - (254) (651) (38) (82)
Cash flows from financing activities	(540)	(848)
Net decrease in cash and cash equivalents	(1,419)	(3,656)
Analysis of changes in cash At 1 January Net cash flow before the effect of exchange translation adjustments Effect of exchange translation adjustments	10,427 (1,419) (486)	14,355 (3,656) (272)
At 31 December	8,522	10,427

Consolidated statement of recognised income and expense

for the year ended 31 December 2008

2008 € m		2007 € m

Foreign exchange translation differences

Net change in cash flow hedges, net of tax

Net change in fair value of financial investments available for sale, net of tax Net actuarial (losses)/gains in retirement benefit schemes, net of tax

Net other gains/(losses) relating to the period

	(551) 678 (465) (727) 72	(290) (37) (191) 393 (22)
Income and expense recognised Profit for the period	(993) 885	(147) 2,066
Total recognised income and expense for the period	(108)	1,919
Attributable to: Equity holders of the parent Minority interests in subsidiaries	(167) 59	1,793 126
Total recognised income and expense for the period	(108)	1,919

Condensed consolidated reconciliation of movements in

shareholders' equity

for the year ended 31 December 2008

	2008 € m	2007 € m

Profit attributable to equity holders of the parent

Dividends on ordinary shares

Dividends on other equity interests

Share based payments

Actuarial (losses)/gains recognised in retirement benefit schemes

Other recognised losses relating to the period

Other recognised gains/(losses) in associated undertakings

Ordinary shares re-issued

Net movement in own shares

	767 (720) (38) 5 (727) (307) 100 29 2	1,949 (651) (38) 25 393 (527) (22) 83 10
Net movements in shareholders' equity Opening shareholders' equity	(889) 9,827	1,222 8,605
Closing shareholders' equity	8,938	9,827
Shareholders' equity: Ordinary shareholders' equity Other equity interests	8,441 497	9,330 497
	8,938	9,827

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  2 March, 2009

                                                        By: ___________________
                                     John O'Donnell
                                                   Group Director, Finance,
                                                              Risk and Enterprise Technology
                                                   Allied Irish Banks, p.l.c.